Exhibit 3.61
CERTIFICATE OF FORMATION
Of
WWHO BROADCASTING, LLC
NAME
     The name of the limited liability company is WWHO Broadcasting, LLC.
REGISTERED AGENT AND OFFICE
     The address of the initial registered office of this corporation is 2711 Centerville Road, Suite 400, Wilmington, DE 19808; and the name of the registered agent of the corporation in the State of Delaware is the Corporation Service Company.

Dated: January 14, 2005	/s/ Marcia L. Greene

Marcia L. Greene